Exhibit 99.1

MiX Telematics Limited (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX”)

DEALINGS IN SECURITIES BY DIRECTORS AND BY DIRECTORS OF MAJOR SUBSIDIARIES OF MIX

Shareholders are advised of the following information relating to the award and acceptance of share appreciation rights (“SARs”) under the MiX Telematics Limited Long-Term Incentive Plan (“LTIP”), the vesting of which will occur on an annual basis in four equal tranches commencing on 30 May 2018 and will be subject to the performance condition of the achievement of 10% compounded annual growth in the MiX share price. The total value of each award will be determined, for the number of SARs exercised, by calculating the difference between the award price per SAR and the closing share price on the day before the exercise date.

Name of director:	Stefan Joselowitz
Acceptance date:	1 June 2016
Class of securities:	SARs in respect of ordinary shares
Number of securities:	SARs awarded in respect of 1 000 000 ordinary shares
Award price per SAR:	R2.94
Nature of transaction:	Award of SARs under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Charles Tasker
Acceptance date:	1 June 2016
Class of securities:	SARs in respect of ordinary shares
Number of securities:	SARs awarded in respect of 750 000 ordinary shares
Award price per SAR:	R2.94
Nature of transaction:	Award of SARs under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Megan Pydigadu
Acceptance date:	1 June 2016
Class of securities:	SARs in respect of ordinary shares
Number of securities:	SARs awarded in respect of 750 000 ordinary shares
Award price per SAR:	R2.94
Nature of transaction:	Award of SARs under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Brendan Horan
Name of subsidiary companies:	MiX Telematics Africa Proprietary Limited (“MiX Africa”), MiX Telematics Investments Proprietary Limited (“MiX Investments”) and MiX Telematics International Proprietary Limited (“MiX International”)
Acceptance date:	2 June 2016
Class of securities:	SARs in respect of ordinary shares
Number of securities:	SARs awarded in respect of 750 000 ordinary shares
Award price per SAR:	R2.94
Nature of transaction:	Award of SARs under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Gert Pretorius
Name of subsidiary companies:	MiX Africa and MiX Investments
Acceptance date:	3 June 2016
Class of securities:	SARs in respect of ordinary shares
Number of securities:	SARs awarded in respect of 500 000 ordinary shares
Award price per SAR:	R2.94
Nature of transaction:	Award of SARs under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Catherine Lewis
Name of subsidiary company:	MiX International
Acceptance date:	2 June 2016
Class of securities:	SARs in respect of ordinary shares
Number of securities:	SARs awarded in respect of 500 000 ordinary shares
Award price per SAR:	R2.94
Nature of transaction:	Award of SARs under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Rory McWilliams
Name of subsidiary company:	MiX International
Acceptance date:	2 June 2016
Class of securities:	SARs in respect of ordinary shares
Number of securities:	SARs awarded in respect of 100 000 ordinary shares
Award price per SAR:	R2.94
Nature of transaction:	Award of SARs under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Shareholders are further advised of the following information relating to dealings in securities by a director of MiX Telematics and by a director of major subsidiaries of MiX Telematics (“the directors”) pursuant to the exercise of share options under the MiX Telematics Group Executive Incentive Scheme (“the Scheme”).  Depending on the financial circumstances of respective directors at a point in time, a portion, or all, of the share options vested may be sold.  Proceeds from these sales may be used to settle the exercise price and the related tax obligations in respect of the share options.

Name of director:	Megan Pydigadu
Transaction date:	31 May 2016
Class of securities:	Ordinary shares
Number of securities:	600 000
Price per security:	R1.12
Total deemed value:	R672 000.00
Nature of transaction:	Off-market exercise of the share options granted under the Scheme
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Rory McWilliams
Name of subsidiary company:	MiX International
Transaction date:	31 May 2016
Class of securities:	Ordinary shares
Number of securities:	225 000
Price per security:	R1.12
Total deemed value:	R252 000.00
Nature of transaction:	Off-market exercise of the share options granted under the Scheme
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

3 June 2016

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